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July 26, 2020

Re:	Global Blue Group Holding AG (the “Company”)

Registration Statement on Form F-4, as amended

Filed February 24, 2020, June 19, 2020, July 8, 2020, July 17, 2020, and July 23, 2020

File No. 333-236581 (the “Registration Statement”)

Mr. Jeff Kauten

Staff Attorney, Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

cc: Mr. Patrick Gilmore, Ms. Christine Dietz and Ms. Eiko Yaoita Pyles

Dear Mr. Kauten:

This letter is sent in response to the comment of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) orally communicated to us on a call on July 24, 2020 regarding our response letter dated July 23, 2020, submitted on behalf of the Company, during which it was discussed that Question 5 of the Staff’s comment letter dated July 22, 2020 remains open. We are providing this response letter on behalf of the Company to provide additional information to explain why the Company believes such error is immaterial.

***

Introduction

The Company filed Amendment No. 4 of the Registration Statement on July 23, 2020, which included the most recent financials for the financial year ending March 31, 2020, which were approved by the Board of Directors on June 23, 2020 and audited by PwC (its independent auditor).

BEIJING    HONG KONG    HOUSTON    LONDON    LOS  ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

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Jeff Kauten	- 2 -	July 26, 2020

Background of Accounting Topic in Question

The Company acquired Refund Suisse, a start-up that offered the Company new refund technology for certain cross-border tax free shopping transactions, on September 28, 2018. The Company paid €5.5M and recognized contingent consideration (an earn-out) of €1.6M (converted from Swiss Francs, at the exchange rate at the time); this is detailed in Note 38 of the Company’s financial statements.

Refund Suisse did not meet the financial targets of the contingent consideration, resulting in no payment being required by the Company. As a result, the contingent consideration liability was released for the financial year ended March 31, 2020 and there was a P&L gain of €1.7M (converted from Swiss Francs, at the exchange rate at the time). Upon releasing the contingent consideration liability, the Company’s management incorrectly impaired the associated goodwill (non-cash expense) by €1.6M thereby offsetting the aforementioned P&L gain (i.e., leading to a broadly neutral impact). As the Refund Suisse business forms part of the TFSS CGU, it was incorrect to impair the goodwill associated with the business, as the total TFSS CGU taken as a whole had ample headroom. The error was identified by the Company’s management in the closing process for the financial statements.

The Company and the Board of Directors concluded that the uncorrected impairment was immaterial and, as such, a correction was not required. In reaching this conclusion, the Company considered the guidance in Staff Accounting Bulletin 99 (“SAB 99”) and IAS 8. While the Company acknowledges the error would appear to be a significant percentage when compared to IFRS profit before tax and IFRS profit attributable to the Group’s shareholders in particular, the Company believes the error is not material to the financial statements in the current financial year and will not be material to any future annual period.

We understand that the Staff invited the Company to provide additional information regarding the Company’s conclusion that the error was not material, in order to determine if such conclusion was appropriate or whether the financial statements needed to be restated.

Management and the Board of Directors of the Company continue to believe the error is not material to require a restatement, and that the financial statements are fairly presented in all material respects. PwC concurs with this conclusion that a restatement is not necessary. Presented below is an analysis to support this conclusion.

While the Company does not believe that a restatement is necessary, the Company does propose to provide disclosure, on page F-51 of Amendment No. 4 of the Registration Statement, that impairment charge of €1.6M is an error and that this charge should not have been recognized. The disclosure will indicate the Company’s conclusion that the error is immaterial. See Appendix 1 for the proposed language.

Technical SAB 99 and IAS 8 Analysis

While the Staff has raised an objection which the Company understands is based primarily on the percentage impact of the error on the Company’s IFRS profit before tax, the Company’s management does not believe a single percentage calculation is dispositive in making a

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Jeff Kauten	- 3 -	July 26, 2020

materiality determination, but that it needs to be analyzed more holistically. More broadly, SAB 99 states that exclusive reliance on percentage or numeric thresholds have no basis in accounting literature or the law. In addition, the FASB has rejected formulaic approaches as percentages are only “an initial step in assessing materiality”.

On the contrary, SAB 99 states that a materiality assessment requires “a full analysis of all relevant considerations”. The Company considered the uncorrected impairment in question relative to operating expenses (0.41% of €380.1M), TFSS segment goodwill (0.43% of €358.8M), TFSS segment revenue (0.43% of €359.6M), total revenue (0.37% of €420.4M), and IFRS operating profit (3.85% of €40.3M), and concluded that it was immaterial on these metrics. See Appendix 2 for additional details on the proportion of the uncorrected error relative to each line-item of the IFRS and non-IFRS income statement.

The Company acknowledges that the error of €1.6M would appear to be significant on a percentage basis to IFRS profit attributable to the Group’s shareholders and IFRS profit before tax. However, in evaluating materiality, the Company believes it is important to evaluate the nature of the error and how such an error would be evaluated by a reasonable investor. The Company believes that a reasonable investor would evaluate an error that impacts cash and/or the operations of the Company differently versus a non-cash impairment charge of goodwill. Likewise, if the Company omitted an impairment charge of goodwill that should have been recorded but was not, that such an omission could be material because of the implications to the ongoing business; i.e., reflecting a decline in the underlying business compared to expectations. In this situation, the Company recorded an impairment charge that should not have been reflected under IFRS. The Company does not believe that the elimination of this charge would impact a reasonable investor’s understanding of the financial statements and therefore, in light of the nature of this particular situation, does not believe that a restatement is necessary. The Company believes that the proposed disclosure that this adjustment was in error will sufficiently advise a reasonable investor that there was no impairment relating to the underlying subdivision - business.

Not only is the nature of the error immaterial in the Company’s view, but also the underlying subdivision - business, Refund Suisse (to which this goodwill relates), is not significant to the Company’s consolidated financial statements. This subdivision - business for which the impairment charge was recognized contributed revenues of ~€0.2M for the financial year ended March 31, 2020. Given its insignificant contribution, a reasonable investor would not look at this part of the Company as being important to the prospects of the Company’s business, and therefore, an adjustment to goodwill would not be important. This further supports the Company’s assertion that an error relating to goodwill impairment of this entity is not material to a reasonable investor.

The particular metric of IFRS profit before tax for the fiscal year ended March 31, 2020 (to which the goodwill write-down is being compared) is also depressed, both compared with peer companies of similar sizes and the expected future results of operations. First, the Company has financial leverage resulting in €32M in interest expense, and this interest expense will be reduced materially and immediately upon consummation of the transaction and associated debt refinancing. In fact, a comparison to IFRS operating profit illustrates that

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Jeff Kauten	- 4 -	July 26, 2020

that this error is not quantitively significant when compared with such IFRS operating profit in the most recent fiscal year and other recent fiscal years. Second, the income statement still has a significant amortization expense burden of €75M per annum remaining from the 2012 buyout by Silver Lake / Partners Group, which will be eliminated during the financial year ending March 31, 2023 and thereafter. Finally, the fiscal year ended March 31, 2020 in particular included exceptional items of €18M mainly associated with the IPO and merger process itself.

Management believes that fixing the uncorrected error would only serve to improve earnings and, given the upcoming shareholder vote, investors would view any error correction that improves results as a positive factor rather than a negative, making the correction less necessary from an investor protection perspective. Additionally, the uncorrected impairment did not have the effect of increasing management compensation; did not affect the Company’s compliance with regulatory or other contractual requirements; and does not reflect any other indicia of bad intent. SAB 99 highlights these considerations as part of making any materiality determination. Refund Suisse is also the only acquisition in recent history for the TFSS segment, so management does not view this error as systemic in nature.

Investors’ Total Mix of Information Assessment

SAB 99 states that the key to a materiality determination is whether there is a substantial likelihood a reasonable investor would consider the item in question significant, based on the total mix of information available (both in terms of quantitative and qualitative factors). The financial projections that were requested by, and disclosed to, Far Point Acquisition Corporation (“FPAC”) for use as a component in its overall evaluation of Global Blue, included (as detailed in the Registration Statement as filed February) Revenue, Adjusted EBITDA, Adjusted Net Income (Group Share), and Adjusted Cash Flow. The uncorrected impairment represented 0.37% of Revenue at €420.4M, 0.90% of Adjusted EBITDA at €171.6M and 2.14% of Adjusted Net Income (Group Share) at €72.6M. While the resulting FPAC enterprise valuation for the Company was €2.3B, the last 3 years average IFRS profit attributable to the Group’s shareholders was approximately €5M, thus implying that IFRS profit attributable to the Group’s shareholders (or profit before tax as referenced by the Staff) are not primary valuation metrics that FPAC used.

Likewise, the Company does not believe that the error would be viewed as material to the financial statements, given the nature and, with the benefit of 50+ investor meetings, the lack of investor focus on IFRS profit attributable to the Group’s shareholders or IFRS profit before tax, especially in historical periods containing expenses (as outlined above) which by their nature are set to be reduced meaningfully in the near term. While management understands the importance of the unadjusted IFRS metrics generally, the particular error in question would change neither of the aforementioned non-IFRS metrics nor any historical or prospective cash-based metric (impairment is non-cash) and, as such, would have no impact on reasonable investors’ mix of information. This is detailed further in Appendix 3.

Conclusion

Based on the preceding, the Company concluded that the error is not material to the financial statements and determined after consultation with its audit committee that correction of the

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error was not necessary. PwC concurred with this conclusion. The Company further proposes that providing additional disclosure of the error with an appropriate explanation of the amount, reason, and impact is sufficient for investor protection.

***

Very truly yours, /s/ Michael Wolfson Michael Wolfson

cc:	Far Point Acquisition Corporation

Global Blue Group Holding AG

Morgan, Lewis & Bockius LLP

PricewaterhouseCoopers (Switzerland)

Guillaume Nayet

Colin Johnson

PricewaterhouseCoopers (United States)

Greg Bakeis

Guilaine Saroul

Wayne Carnall

Appendix 1: Proposed Financial Statements Disclosure

Refund Suisse did not meet the financial targets of the contingent consideration (see Note 38), thus resulting in no payment being required by the Company. As a result, the Company released the contingent consideration liability and impaired associated goodwill which was recorded as part of the original purchase price allocation in 2018. Given that Refund Suisse forms part of the TFSS CGU which has significant headroom, the impairment of €1,551K was incorrect and should not have been booked. The Company concluded that the error is immaterial and, as such, has not corrected it.

Appendix 2: Uncorrected Refund Suisse Goodwill Impairment Relative to GB Income Statement

	Financials				€1.6M Goodwill % Line Item
(€M)	17/18	18/19	19/20	L3Y Avg	19/20	L3Y Avg
IFRS Income Statement
Total Revenue	421.4	413.0	420.4	418.3	0.37%	0.37%
Operating Expenses	(361.6)	(354.4)	(380.1)	(365.4)	(0.41%)	(0.42%)

Operating Profit	59.9	58.5	40.3	52.9	3.85%	2.93%

Net Finance Cost	(32.1)	(28.7)	(31.8)	(30.9)

Profit Before Tax	27.7	29.8	8.4	22.0	18.40%	7.05%

Income Tax Expense	(8.3)	(23.0)	(7.9)	(13.0)

Profit For The Period	19.5	6.9	0.5	9.0	293.64%	17.30%

Minority Interest	(3.8)	(4.5)	(5.2)	(4.5)

Profit Attributable to the Owners of the parent	15.7	2.4	(4.7)	4.5	(33.20%)	34.83%

Adjusted Income Statement
Total Revenue	421.4	413.0	420.4	418.3	0.37%	0.37%
Operating Expenses	(250.4)	(239.4)	(248.8)	(246.2)	(0.62%)	(0.63%)

EBITDA	171.0	173.5	171.6	172.1	0.90%	0.90%

D&A	(11.9)	(30.5)	(39.1)	(27.2)

EBIT	159.1	143.0	132.5	144.9	1.17%	1.07%

Net Finance Cost	(32.1)	(28.7)	(31.8)	(30.9)

Profit Before Tax	127.0	114.3	100.7	114.0	1.54%	1.36%

Income Tax Expense	(28.9)	(26.3)	(22.8)	(26.0)

Net Income	98.1	88.0	77.8	88.0	1.99%	1.76%

Minority Interest	(3.8)	(4.5)	(5.2)	(4.5)

Net Income (Group Share)	94.3	83.5	72.6	83.5	2.14%	1.86%

Elements Excluded in Adjusted P&L (Net Income Group Share)
Profit Attributable to Owners of the Parent	15.7	2.4	(4.7)	4.5
Exceptional Items	24.4	9.9	17.8	17.4
Amortization of PPA	74.8	74.6	74.5	74.6
Tax Effect of Adjustments	(20.6)	(3.4)	(14.9)	(13.0)

Net Income (Group Share)	94.3	83.5	72.6	83.5

Appendix 3: Impact of Correction on Income Statement

	19/20 Financials
(€M)	Unadjusted	Correction	Corrected
IFRS Income Statement
Total Revenue	420.4	—	420.4
Operating Expenses	(380.1)	1.6	(378.6)

Operating Profit	40.3	1.6	41.8

Net Finance Cost	(31.8)	—	(31.8)

Profit Before Tax	8.4	1.6	10.0

Income Tax Expense	(7.9)	—	(7.9)

Profit For The Period	0.5	1.6	2.1

Minority Interest	(5.2)	—	(5.2)

Profit Attributable to the Owners of the parent	(4.7)	1.6	(3.1)

Adjusted Income Statement
Total Revenue	420.4	—	420.4
Operating Expenses	(248.8)	—	(248.8)

EBITDA	171.6	—	171.6

D&A	(39.1)	—	(39.1)

EBIT	132.5	—	132.5

Net Finance Cost	(31.8)	—	(31.8)

Profit Before Tax	100.7	—	100.7

Income Tax Expense	(22.8)	—	(22.8)

Net Income	77.8	—	77.8

Minority Interest	(5.2)	—	(5.2)

Net Income (Group Share)	72.6	—	72.6